# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mawson Infrastructure Group Inc., CIK 0001218683
CUSIP: 57778N307
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 950 Railroad Avenue, Midland, Pennsylvania (PA), 15059
Date of event which requires filing of this statement: 05/22/2025
Filed by CIK 0001869191
Persons authorized to receive notices and communications: Rahul Mewawalla, C/O Mawson Infrastructure Group Inc.,, 950 Railroad Avenue, Midland, Pennsylvania (PA), 15059, (412) 515-0896

## Reporting persons
- Rahul Mewawalla (CIK 0001869191): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,763,064; shared voting power 0; sole dispositive power 4,763,064; shared dispositive power 0; aggregate amount beneficially owned 4,763,064 (24.1% of the class)
  Comment: (1) The Reporting Person's shares consist of (i) 3,363,064 shares of Common Stock, par value $0.001 per share ("Common Stock"), of Mawson Infrastructure Group Inc. (the "Issuer") held directly by the Reporting Person and (ii) 1,400,000 shares of Common Stock issuable upon the exercise of stock options.
  
  (2) All ownership percentages in this schedule are calculated based on 19,796,912 shares of Common Stock outstanding as set forth in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Mawson Infrastructure Group Inc.
Address of issuer's principal executive offices: 950 Railroad Avenue, Midland, Pennsylvania (PA), 15059
Comment:
This Amendment No. 4 amends the Schedule 13D first filed with the Securities and Exchange Commission on July 3, 2024, as amended by Amendment No. 1 on November 4, 2024, Amendment No. 2 on November 4, 2024 and Amendment No. 3 on April 2, 2025 (collectively, the "Schedule 13D"), and is filed by Rahul Mewawalla (the "Reporting Person") with respect to the Common Stock, par value $0.001 per share ("Common Stock"), of Mawson Infrastructure Group Inc. (the "Issuer").

Except as amended herein, the Schedule 13D is unchanged and remains in effect.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended by adding the following paragraph to the end of such item:

On September 5, 2024, the Reporting Person was granted 2,500,000 Restricted Stock Units ("RSUs") under the Issuer's 2024 Omnibus Equity Incentive Plan (the "2024 Plan"). On May 22, 2025, 833,333 of the RSUs vested in accordance with the 2024 Plan, and the Reporting Person received 500,583 shares of Common Stock after settlement of the RSUs and 332,750 shares of Common Stock withheld for taxes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated as follows:

The Reporting Person beneficially owns an aggregate of 4,763,064 shares of Common Stock, which represents 24.1% of the outstanding shares of Common Stock based upon the 19,796,912 shares of Common Stock of the Issuer outstanding as set forth in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and to dispose of or direct the disposition of all shares of Common Stock beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Rahul Mewawalla: /s/ Rahul Mewawalla, Rahul Mewawalla (05/27/2025)